UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 31, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 January 2023 entitled ‘VODAFONE COMPLETES SALE OF VODAFONE HUNGARY’.

RNS Number : 4548O

Vodafone Group Plc

31 January 2023

31 January 2023

VODAFONE COMPLETES SALE OF VODAFONE HUNGARY

Further to the announcement on 9 January 2023, Vodafone Group Plc1 announces it has completed the sale of Vodafone Magyarország Zrt ("Vodafone Hungary") to 4iG Public Limited Company and Corvinus Zrt for a cash consideration of HUF 660bn (€1.7bn)2, which represents a multiple of 8.4x Adjusted EBITDAaL for the 12-month period ended 31 March 2022. Proceeds from the sale are intended to be used for deleveraging.

Notes to announcement

1.	Vodafone Europe B.V. is the selling entity which is a 100% owned indirect subsidiary of Vodafone Group Plc

2.	Converted from HUF to EUR based on the exchange rate of 395.48 as at 6 January 2023

- ends -

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 47 more. As of 30 September 2022, we had over 300 million mobile customers, more than 28 million fixed broadband customers, and 22 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting more than 150 million devices and platforms.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About 4iG Nyrt.

4iG Nyrt., a Hungarian majority-owned company based in Budapest, Hungary is the leading telecommunications and IT group in Hungary and the Western Balkan region and one of the leading companies in the knowledge-based, digital economy. The Budapest Stock Exchange listed capital market company’s fresh and innovative approach and its position as Hungary's leading IT systems integrator make the group a leading residential and business service provider in the region's digital transformation. 4iG’s dynamic expansion strategy has made it a key player in the telecommunications markets in Hungary and the Western Balkans. The Group is continuously expanding its services, expertise, and portfolio to meet the changes and needs of the telecommunications and IT markets. The 4iG Group currently employs nearly 6,000 people.

Corvinus International Investment Zrt.

Corvinus International Investment Zrt. (Corvinus Zrt.) is a sovereign investment management company wholly owned by the State of Hungary. Its aim is to preserve and grow national assets and to exercise state ownership in economic sectors of strategic importance. It contributes to Hungary's economic development both by making strategic and financial investments and by supervising the efficient operation of portfolio companies.

Disclaimer

Certain information contained in this document constitutes "forward-looking statements", which can be identified by the use of terms such as "may", "will", "should", "expect", "anticipate", "project", "estimate", "intend", "continue", "target" or "believe" (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties' respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under "Forward-looking statements" and "Principal risk factors and uncertainties" in the Vodafone Group Plc's annual report for the year ended 31 March 2022.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: January 31, 2023	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary